SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 13, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published announcements on May 13, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20090513/LTN20090513205.pdf with respect to the following:

(1)
 the circular of the annual general meeting to be held by the Company (the “AGM”) concerning (i) proposed expansion of scope of business of the Company; (ii) proposed amendments to articles of association of the Company; (iii) proposed appointment of executive director and change of supervisors; (iv) continuing connected transactions; and (v) proposed adoption of administrative measures on remuneration of directors and supervisors;

(2)	notice of the AGM;

(3)	form of proxy for attending the AGM; and

(4)	reply slip for attending the AGM

English versions of the above announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 13, 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

PROPOSED EXPANSION OF SCOPE OF BUSINESS
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
PROPOSED APPOINTMENT OF EXECUTIVE DIRECTOR AND CHANGE OF SUPERVISORS
CONTINUING CONNECTED TRANSACTIONS PURSUANT TO THE REQUIREMENT UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE
PROPOSED ADOPTION OF ADMINISTRATIVE MEASURES ON REMUNERATION OF DIRECTORS AND SUPERVISORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 3 to 11 of this circular.

Notices convening the AGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Tuesday, 30 June 2009 are set out on pages 20 to 24 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

14 May 2009

CONTENTS

Page

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"A Share(s)"	A Share(s) of RMB1.00 each in the capital of the Company
"AGM"	the annual general meeting of the Company to be convened and held on 30 June 2009
"Articles of Association"	the articles of association of the Company as amended from time to time
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"CSAHC"	China Southern Air Holding Company, the controlling shareholder of the Company holding approximately 50.38% equity interest in the Company
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	12 May 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"SSE Listing Rules"	the listing rules of the Shanghai Stock Exchange
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the supervisors of the Company
"Supervisory Committee"	the supervisory committee of the Company
"TravelSky"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose H shares are listed on the Stock Exchange

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Si Xian Min *(Chairman of the Board of Directors)*
Li Wen Xin *(Director)*
Wang Quan Hua *(Director)*
Liu Bao Heng *(Director)*
Tan Wan Geng *(Director, President)*
Xu Jie Bo *(Director, Executive Vice President, Chief Financial Officer)*
Chen Zhen You *(Director)*

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua *(Supervisor)*
Yang Yi Hua *(Supervisor)*
Liang Zhong Gao *(Supervisor)*
Zhang Wei *(Supervisor)*

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

14 May 2009

To the Shareholders

Dear Sir or Madam,

PROPOSED EXPANSION OF SCOPE OF BUSINESS
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
PROPOSED APPOINTMENT OF EXECUTIVE DIRECTOR AND CHANGE OF SUPERVISORS
CONTINUING CONNECTED TRANSACTIONS PURSUANT TO THE REQUIREMENT UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE
PROPOSED ADOPTION OF ADMINISTRATIVE MEASURES ON REMUNERATION OF DIRECTORS AND SUPERVISORS
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with, among other things, details of the (i) the proposed change of scope of business and the proposed consequential amendments to the Articles of Association; (ii) proposed amendments to the Articles of Association; (iii) proposed

appointment of executive Director and change of Supervisors; (iv) continuing connected transaction pursuant to the requirement under the SSE Listing Rules; (v) proposed adoption of administrative measures on remuneration of Directors and Supervisors of the Company and (vi) the notice of the AGM.

1. PROPOSED EXPANSION OF SCOPE OF BUSINESS AND PROPOSED CONSEQUENTIAL AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To meet the needs of business development, the Board proposed to expand the scope of business of the Company to include the "insurance agency services" and the Articles of Association will be required to be amended to reflect such change of the scope of business as follows:

Article 18 of the Articles of Association will be amended as follows:

"**Article 18** The scope of business of the Company includes: (I) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (II) undertaking general aviation services; (III) provision of aircraft repair and maintenance services; (IV) acting as agent for other domestic and international airlines; (V) provision of air catering services; (VI) provision of hotel business; (VII) acting as sale agent for aircraft leasing and aviation accident insurance; (VIII) engaging in other airline or airline-related business, including advertising for such services; and (IX) insurance agency business. (subject to approved of State Administration of Industry and Commerce)."

Pursuant to the relevant requirements of the Listing Rules, SSE Listing Rules and the Articles of Association, the abovementioned matters shall be submitted to the AGM for consideration and approval by the Shareholders.

The proposed amendment to the Articles of Association consequential to the change of the scope of business of the Company is subject to the approval of the Shareholders at the AGM and will become effective after registration with the relevant government authorities in the PRC.

2. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Pursuant to the "Decisions Concerning Certain Amendments in Regulations for Distribution of the Cash Dividend Made by Listed Companies" (CSRC Decree No.【2008】57), the Board also proposes to formulate a cash dividend policy of the Company as per the relevant rules and regulations and the Articles of Association will be required to be amended as follows:

The following articles are to be added:

"**Article 268**	For distribution of dividend by way of cash, the accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company's average distributable profit for the last three years. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may not distribute dividend by way of cash in the same year, and the year is not counted in the three years stated earlier in this Article."; and
"**Article 269**	Upon resolution on the profit distribution plan or the resolution on the proposed bonus share issue by way of conversion of capital reserve is approved at the shareholders' general meeting, the Board of Directors shall complete the subject matters within two months after consideration and approval by the general meeting and all administrative approvals (if necessary) are obtained."; and

The articles of the Articles of Association shall be re-numbered accordingly."

Pursuant to the relevant requirements of the Listing Rules, SSE Listing Rules and the Articles of Association, the abovementioned matters shall be submitted to the AGM for consideration and approval by the Shareholders.

The proposed amendment to the Articles of Association is subject to the approval of the Shareholders at the AGM and will become effective after registration with the relevant government authorities in the PRC.

3. PROPOSED APPOINTMENT OF EXECUTIVE DIRECTOR AND CHANGE OF SUPERVISORS

According to the Articles of Association, the Listing Rules and the SSE Listing Rules, (1) the proposed nomination of Mr. Zhang Zi Fang as an executive Director of the Fifth Session of the Board and to fix his remuneration by the Board; (2) the resignation of Mr. Yang Guang Hua as the Supervisor of the Supervisory Committee because of his personal job arrangement; and (3) the proposed nomination of Mr. Li Jia Shi as the Supervisor of the Fifth Session of the Supervisory Committee and to fix his remuneration by the Supervisory Committee shall be submitted to the AGM for consideration and approval by the Shareholders.

(1) Details of Mr. Zhang Zi Fang are as follows:

Mr. Zhang Zi Fang, aged 50, a candidate proposed to be an executive Director. Mr. Zhang graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, Senior Business Administration Major and is an expert of political science. He joined the workforce in 1976. He served as the Office Deputy Head, Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company from 1990 to 2001. He also served as the Party Secretary of the Jilin Branch of China Northern Airlines Company, the General Manager of Dalian Branch of CSAHC Northern Airlines and Director of Political Works Department of CSAHC from 2001 to 2005. He became the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company in February 2005. He has been an Executive Vice President and Vice Party Secretary of the Company since December 2007. He has been the Party Secretary and the Executive Vice President of the Company since February 2009.

As at the Latest Practicable Date, saved as disclosed, Mr. Zhang had not held any directorships in, other publicly listed companies in the last three years. If Mr. Zhang is appointed as an executive Director, he will enter into a service contract with the Company. Further announcement will be made as to the terms and remuneration of Mr. Zhang upon his appointment.

As at the Latest Practicable Date, save as disclosed, Mr. Zhang did not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and did not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Mr. Zhang's proposed appointment. The Company also confirms that there is no information relating to Mr. Zhang's proposed appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

(2) Resignation of Mr. Yang Guang Hua as a Supervisor

Due to personal job arrangement, Mr. Yang Guang Hua had tendered a resignation report to the Supervising Committee on 5 May 2009. Mr. Yang confirmed that there was no disagreement between him and the Company and there was no matter in relation to his resignation that need to be brought to the attention of the Shareholder.

(3) Details of Mr. Li Jia Shi are as follows:

Mr. Li Jia Shi, aged 48, with college education. He graduated from the Guangdong Institute For Nationalities majored in economic mathematics, a member of the Chinese Communist Party. Currently he is the Secretary of the Disciplinary Committee of the

Company. He took his job since August 1976, and served as the Deputy Head of the Organization Division of the Party Committee of the Company in September 1994. He served as the Party Secretary and Vice General Manager of Guangzhou Nanlian Air Catering Company Limited in February 1998. He served as the Head of the Organization Division of the Party Committee of the Company in December 1999. He served as the Deputy Secretary of the Disciplinary Committee and the Head of the Disciplinary Committee Office of the Company in December 2003. He has held his current position since December 2007.

As at the Latest Practicable Date, saved as disclosed, Mr. Li had not held any directorships in, other publicly listed companies in the last three years. If Mr. Li is appointed as a Supervisor, he will enter into a service contract with the Company. Further announcement will be made as to the terms and remuneration of Mr. Li upon his appointment.

As at the Latest Practicable Date, save as disclosed, Mr. Li did not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and did not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Mr. Li's proposed appointment. The Company also confirms that there is no information relating to Mr. Li's proposed appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

4. CONNECTED TRANSACTIONS PURSUANT TO THE REQUIREMENT UNDER SSE LISTING RULES

Pursuant to the requirements under the SSE Listing Rules, (1) CSAHC and its controlled entities are deemed to be the same connected person (has the meaning ascribed thereto under the SSE Listing Rules) of the Company and (2) the aggregate 2009 annual cap of the following connected transactions (has the meaning ascribed thereto under the SSE Listing Rules) entered into between the Company and CSAHC and/or its controlled entities is expected to exceed 5% of the latest audited net assets value of the Company, thus, the 2009 annual cap has to be submitted to the AGM for consideration and approval by the Shareholders. CSAHC and its associates shall abstain from voting regarding this resolution. The Company has already complied with all the reporting, announcement and independent shareholders' approval requirements pursuant to Rule 14A.32 and Rule 14A.33 of the Listing Rule which are applicable to these continuing connected transactions. The Company also confirmed that as at the Latest Practicable Date, the following continuing connected transactions had not exceeded the cap disclosed in previous announcements issued by the Company on 10 January 2008 and 29 December 2008 and the 2008 annual report.

Details of the connected transactions are set out below:

No.	Connected parties	Connected relations	Type of connected transactions	Connected transactions	Pricing basis	Cap of 2009 (RMB ten thousands)	Amount of Connected transactions in 2008 (RMB ten thousands)	Remarks
1.	CSAHC	Parent company	Other outflow	Rental of lands and buildings	Agreed by reference to market price	3,714.87	2,982.80	Original office building , parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.
				Rental of lands and buildings	Agreed by reference to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.
2.	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiary of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	4,986.70	
3.	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiary of the parent company	Acquiring agency service	Air ticket sales and cargo agency, etc.	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	13,440.40 (agency sales revenue)	Note: the actual amount of agency fee paid in 2008 was RMB4,032,000
4.	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiary of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	3,084.10	
	Total				/	49,445.05	31,523.18	

The details of the connected persons are also set out below:

Connected parties	Legal representative	Registered capital	Business scope	Connected relations with the Company
CSAHC	Si Xian Min	RMB6,061 million	Operation of all state-owned assets and equity interests of CSAHC and its invested entities which are funded by state investments	Parent company
Southern Airlines (Group) Import and Export Trading Company	Zeng Zi Xiang	RMB15 million	Integrated import & export solutions for import & export agency service, equipment repair, bidding and purchase, customs declaration, inspection and declaration, bonded consignment, warehousing and transportation of aircrafts, engines and aircraft space parts, airport equipment, and all kinds of security facilities	a wholly-owned subsidiary of the parent company
China Southern Airlines Group Passenger and Cargo Agent Company Limited	Pei Ai Zhou	RMB12.5 million	Domestic and international air passenger and cargo agency; international air express; cargo soliciting, space booking, warehousing, transit, container assembling and disassembling, settlement and payment of freight and miscellaneous charges, customs declaration, commodity verification and inspection declaration, insurance, relevant short-distance cargo transportation and consultancy; general road transportation (excluding dangerous goods)	a wholly-owned subsidiary of the parent company
Guangzhou China Southern Airlines Property Management Company Limited	Li Hong Rang	RMB3 million	Property management; sales of construction materials and hardware (excluding dangerous chemical products)	a wholly-owned subsidiary of the parent company

On 7 May 2009, the Company entered into an airline service agreement with TravelSky pursuant to which TravelSky agreed to provide to the Company with aviation information technology service and technical support and its related business services, including: (i) flight control system services; (ii) electronic travel distribution system services; (iii) airport passenger processing system services and (iv) civil aviation and commercial data network services for the period commencing from 1 January 2009 to 31 December 2009. The service fee is determined with reference to the prescribed prices of Civil Aviation Administration of China, depending on the types of system through which the transactions are processed. The 2009 service fees payable by the Company to TravelSky is expected to be not more than RMB400 million.

As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky, Travelsky is a connected person of the Company under Rules 10.1.3 and 10.1.5 of the SSE Listing Rules and the transactions entered into between the Company and Travelsky constitute connected transactions under the SSE Listing Rules. Further, as the 2009 annual cap under the airline service agreement (not more than RMB400 million) exceeds 5% of the latest audited net assets value of the Company, thus, the airline service agreement shall be submitted to the AGM for consideration and approval by the Shareholders pursuant to the requirements under the SSE Listing Rules.

As TravelSky is not a connected person of the Company under the Listing Rules, the reporting, announcement and independent shareholders' approval requirements pursuant to Chapter 14A of the Listing Rule is not applicable to this continuing connected transaction contemplated under the airline service agreement.

5. PROPOSED ADOPTION OF ADMINISTRATIVE MEASURES ON REMUNERATION OF DIRECTORS AND SUPERVISORS

It is proposed by the Board to adopt the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" and by the Supervisory Committee to adopt the "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited". According to the Articles of Association, the Listing Rules and the SSE Listing Rules, the abovementioned matters shall be submitted to the AGM for consideration and approval by the Shareholders.

Full texts of the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" and "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited" are set out in the Appendix on pages 12 to 19 to this circular.

6. AGM

The AGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Tuesday, 30 June 2009 to consider and, if thought fit, approve the resolutions proposed at the AGM (as set out in the notice of the AGM on pages 20 to 24 of this circular). Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

Form of proxy for use at the AGM is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the forms of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

7. CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from 30 May 2009 to 30 June 2009, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the AGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:00 p.m. on 29 May 2009.

8. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

9. RECOMMENDATIONS

The Board considers that the resolutions proposed at the AGM (as set out in the notice of the AGM on pages 20 to 24 of this circular) are in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the AGM.

By Order of the Board
Si Xian Min
Chairman

(1) ADMINISTRATIVE MEASURES ON DIRECTORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

These measures are formulated in accordance with the laws and regulations including the Company Law of the People's Republic of China and the Corporate Governance Guideline of Listed Companies and the Articles of Association, for the purpose of strengthening the responsibilities of assets management, establishing and perfecting the Company's internal incentive and restrictive system, giving full play to and motivating the director's working enthusiasm and creativity, and further improving the operating efficiency of corporate assets and management standards.

Chapter 1 General Provisions

Article 1 These Regulations shall apply to the Company's Directors, including: the executive Directors, non-executive Directors and independent non-executive Directors. Non-executive Directors herein mean the Directors appointed by China Southern Air Holding Company ("CSAHC"), the Company's controlling shareholder.

Article 2 The remuneration management of the Company's Directors shall observe the following principles:

(1) Incentive and restrictive measures are adopted at the same time;

(2) There is no conflict in the interests of the shareholders, the Company and the Directors;

(3) The remuneration is in line with the Company's performance, the goal of the position, and the Company's long-term interests;

(4) The remuneration standard is open, fair and transparent.

Chapter 2 Administrative Body

Article 3 The remuneration and evaluation committee is the special department for determining remunerations for the Company's Directors, and is responsible for the management, evaluation and supervision of remuneration packages.

Article 4 The responsibilities and authorities of the remuneration and evaluation committee include the following:

(1) Consider, determine and amend the remuneration policy and package of the Directors based on the prevailing compensation levels for such positions;

(2) Consider the evaluation basis for the Directors and conduct annual evaluation on their performance of duties;

(3) Determine and submit the annual remuneration packages of the Directors to the Board for approval;

(4) Consider the remuneration standards for directors, determine and submit the remuneration adjustment plan to the Board for approval;

(5) Supervise the implementation of the remuneration policy of Directors of the Company;

(6) Other matters as delegated by the Board.

Article 5 The Board is responsible for reviewing and evaluating the Administrative Measures on the Remunerations of Directors of the Company submitted by the remuneration and evaluation committee, and submitting it to general meeting for approval.

Article 6 The general meeting is responsible for reviewing and approving the Administrative Measures on the Remunerations of Directors of the Company submitted by the Board.

Article 7 The shareholders general meeting shall authorise the Board of Directors, pursuant to the Administrative Measures on the Remunerations of Directors of the Company as approved at the general meeting, to determine the annual remuneration packages for the Directors of the Company.

Article 8 The Secretary to the Board is responsible for disclosure of the Directors' remuneration in accordance with the state laws and regulations as well as the regulatory requirements.

Chapter 3 Remuneration of Executive Directors and Non-Executive Directors

Article 9 Executive Directors and non-executive Directors receive annual remunerations which are determined on the responsibilities, risk and contributions of their positions as follows:

Position	**Item**	**Remuneration standard** *(RMB'000)*	**Proportion**
Chairman	remuneration	249	1
Vice-chairman	remuneration	224	0.9
Directors	remuneration	199	0.8

Article 10 Executive Directors, who hold other executive positions in the Company shall be paid at the higher of the remunerations of those positions and be subject to performance evaluation by the remuneration and evaluation committee.

Article 11 Non-executive Directors who also hold offices in CSAHC, the Company's controlling shareholder, shall be paid and be subject to performance evaluation by the CSAHC.

Article 12 Executive Directors are entitled to and shall pay various social insurance schemes, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local authorities) in accordance with the relevant provisions of the state and the Company.

Article 13 Non-executive directors are entitled to and shall pay various social pooling insurance, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local authorities) in accordance with the relevant provisions of the state and CSAHC.

Article 14 The remuneration of an executive Director is the individual's income before tax, and the respective personal income tax shall be withheld from the remuneration and paid by the Company.

Chapter 4 Remuneration of Independent Non-executive Directors

Article 15 The independent non-executive Directors receive annual remuneration, that is, RMB100,000 for domestic independent non-executive Directors and HK$100,000 for overseas independent non-executive Directors.

Article 16 The annual remuneration excludes travel expenses and accommodation costs for participating in any event of the Company's Board or any reasonable expense incurred for discharging the duties of an independent director.

Article 17 The remuneration of an independent non-executive Director is the individual's income before tax, and the respective personal income tax shall be withheld from the fee and paid by the Company.

Chapter 5 Supplementary Provisions

Article 18 A Director who also holds other positions shall be paid at the higher of the remuneration of those positions. No remuneration for more than one position is allowed.

Article 19 Directors' remuneration shall be disclosed in the Company's annual report stating the total remuneration before tax paid to each Director during the current accounting year.

Article 20 Appropriate adjustments shall be made in a timely manner to these measures in case of any significant changes in state policies or occurrence of any Force Majeure.

Article 21 If these measures conflict with the latest laws, regulations and rules promulgated by regulatory authorities, the latter shall prevail.

Article 22 These measures shall be interpreted by the remuneration and evaluation Committee.

Article 23 These measures shall take effect as of the date on which they are reviewed and approved by the general meeting.

(2) ADMINISTRATIVE MEASURES ON SUPERVISORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

These measures are formulated in accordance with the laws and regulations including the Company Law of the People's Republic of China and the Corporate Governance Guideline of Listed Companies and the Articles of Association, for the purpose of strengthening the responsibilities of assets management, establishing and perfecting the Company's internal incentive and restrictive system, giving full play to and motivating the supervisor's working enthusiasm and creativity, and further improving the operating efficiency of corporate assets and management standards.

Chapter 1 General Provisions

Article 1 These Regulations shall apply to the Supervisors of the Company, including shareholder representative Supervisors, employee representative Supervisors and independent Supervisors. Among whom shareholder representative Supervisors include Supervisors appointed by China Southern Air Holding Company ("CSAHC"), the controlling shareholder of the Company.

Article 2 The remuneration management of the Supervisors shall observe the following principles:

(1) Incentive and restrictive measures are adopted at the same time;

(2) There is no conflict in the interests of the shareholders, the Company and the Supervisors;

(3) The remuneration is in line with the Company's performance, the goal of the position, and the Company's long-term interests;

(4) The remuneration standard is open, fair and transparent.

Chapter 2 Administrative Body

Article 3 The general meeting authorises the Supervisory Committee to study and formulate policies and plans of the remuneration of the Supervisors of the Company, to consider the standards for evaluation on the Supervisors, to monitor the performance of duties of the Supervisors, to conduct evaluation on the remuneration of the Supervisors, and to primarily define the relevant appropriation proposal and submit the same to the shareholders general meeting for approval.

Article 4 The general meeting is responsible for the review and approval of the administrative measures for remuneration of the Supervisors of the Company proposed by the Supervisory Committee.

Article 5 The Secretary to the Board is responsible for the disclosure of information on the remuneration of the Supervisors in accordance with laws and regulations of the state and the relevant regulatory requirements.

Chapter 3 Remuneration of Shareholder Representative Supervisors and Employee Representative Supervisors

Article 6 The remuneration standards for shareholder representative Supervisors and employee representative Supervisors are determined by reference to the responsibilities and risks of their positions as well as contributions they made. Detailed standards are set out below:

Position	Item	Remuneration standard *(RMB ten thousand per annum)*	Proportion
Chairman of the Supervisory Committee	Remuneration	19.9	1
Supervisors	Remuneration	15.9	0.8

Article 7 A shareholder representative Supervisor or an employee representative Supervisor, who holds other position(s) in the Company, will be paid at the higher of the remuneration of those positions. No remuneration for more than one position is allowed.

Article 8 Shareholder representative Supervisors who are appointed by CSAHC shall receive their remuneration from CSAHC instead of the Company, while other shareholder representative Supervisors and employee representative Supervisors shall receive their remuneration from the Company.

Article 9 Shareholder representative Supervisors and employee representative Supervisors who receive their remuneration from the Company are entitled to and shall pay various social insurance schemes, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local authorities) in accordance with the relevant provisions of the State and the Company.

Article 10 Shareholder representative Supervisors appointed by CSAHC are entitled to and shall pay various social pooling insurance, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local authorities) in accordance with the relevant provisions of the State, the Company and CSAHC.

Article 11 For shareholder representative Supervisors and employee representative Supervisors who receive their remuneration from the Company, their remuneration is before tax, and their respective personal income tax shall be withheld from the remuneration and paid by the Company.

Chapter 4 Remuneration of Independent Supervisors

Article 12 The annual remuneration of independent Supervisors is RMB80,000.

Article 13 The annual remuneration of an independent Supervisor excludes travel expenses and accommodation cost for participating any events of the Company's Supervisory Committee or any reasonable expenses incurred for discharging the duties of an independent Supervisor.

Article 14 The annual remuneration of an independent Supervisor is the individual's income before tax and the respective personal income tax shall be withheld from the remuneration and paid by the Company.

Chapter 5 Supplementary Provisions

Article 15 Supervisors' remuneration shall be disclosed in the Company's annual report stating the total remuneration before tax paid to each Supervisor for the financial year. The remuneration includes emolument or salary, bonus, social pooling insurance borne by the Company, supplementary corporate insurance and housing provident fund benefits.

Article 16 Appropriate adjustments shall be made in a timely manner to these measures in case of any significant changes in state policies or occurrence of any Force Majeure.

Article 17 If these measures conflicts with the latest laws, regulations and rules promulgated by any regulatory authorities, the latter shall prevail.

Article 18 These measures shall be construed by the supervisory committee.

Article 19 These measures shall take effect as of the date on which it is reviewed and approved by the general meeting.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Southern Airlines Company Limited (the "Company") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Tuesday, 30 June 2009 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the circular of the Company dated 14 May 2009 (the "Circular"):

ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1. to consider and approve the Report of the Directors of the Company for the year 2008;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2008;

3. to consider and approve the audited consolidated financial statements of the Company for the year 2008;

4. to consider and approve any adjustment to be made to certain items contained in the financial statements of the Company for the year 2008 in accordance with the relevant rules and regulations;

5. to consider and approve the profit distribution proposal for the year 2008;

   As audited by KPMG Huazhen, under the PRC accounting standards, the Company recorded a loss of RMB4,790 million (unconsolidated data, which applies to other data hereinafter) during the year 2008, and the accumulated loss of the Company amounted to RMB5,837 million as at 31 December 2008. Under the provisions of the Company Law, the Company shall not make appropriations to its reserve fund and distribute any dividends for the year 2008.

6. to consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2009 and KPMG as the international auditors of the Company for the year 2009 and authorize the Board to determine their remuneration;

7. to consider and approve the appointment of Mr. Zhang Zi Fang as an executive Director of the Fifth Session of the Board of the Company with effect from the passing of this resolution on the date of the AGM and authorise the Board to determine his remuneration;

8. to consider and approve the resignation of Mr. Yang Guang Hua as a supervisor of the Fifth Session of the Supervisory Committee of the Company because of his personal job arrangement;

9. to consider and approve the appointment of Mr. Li Jia Shi as a supervisor of the Fifth Session of the Supervisory Committee of the Company with effect from the passing of this resolution on the date of the AGM and authorise the Supervisory Committee to determine his remuneration;

10. to consider and approve the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" and "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited" as set out in the Circular;

11. to consider and approve the 2009 annual cap of the continuing connected transactions (has the meaning ascribed thereto under the SSE Listing Rules) entered into between the Company and CSAHC and its controlled entities as set out below:

No.	Parties	Connected relations	Type of connected transactions	Connected transactions	Pricing basis	Cap of 2009 (RMB ten thousands)	Amount of connected transactions in 2008 (RMB ten thousands)	Remarks
1	CSAHC	Parent company	Other outflow	Rental of lands and buildings	Agreed by reference to market price	3,714.87	2,982.80	Original office building, parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.
				Rental of lands and buildings	Agreed by reference to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.
2	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiary of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	4,986.70	

No.	Parties	Connected relations	Type of connected transactions	Connected transactions	Pricing basis	Cap of 2009 (RMB ten thousands)	Amount of connected transactions in 2008 (RMB ten thousands)	Remarks
3	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiary of the parent company	Acquiring agency service	Air ticket sales and cargo agency, etc.	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	13,440.40 (agency sales revenue)	Note: the actual amount of agency fee paid in 2008 was RMB4,032,000
4	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiary of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	3,084.10	
	Total				/	49,445.05	31,523.18	

12. to consider and approve the airline service agreement entered into between the Company and TravelSky Technology Limited.

On 7 May 2009, the Company entered into a service agreement with TravelSky Technology Limited ("TravelSky") pursuant to which TravelSky agreed to provide to the Company with aviation information technology service and technical support and its related business services, including: (i) flight control system services; (ii) electronic travel distribution system services; (iii) airport passenger processing system services; and (iv) civil aviation and commercial data network services for the period commencing from 1 January 2009 to 31 December 2009. The service fee is determined with reference to the prescribed prices of Civil Aviation Administration of China, depending on the types of system through which the transactions are processed. The 2009 service fees payable by the Company to TravelSky is expected to be not more than RMB400 million.

SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

13. "**THAT** (a) the proposed establishment of a cash dividend policy of the Company pursuant to the "Decisions Concerning Certain Amendments in Regulations for Distribution of the Cash Dividend Made by Listed Companies" (CSRC Decree No. 【2008】 57) and the proposed amendment to the Articles of Association as set out in the Circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorised to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities, if necessary."

14. "**THAT** (a) the proposed expansion of the scope of business of the Company by including "insurance agency services" and the consequential amendment to the Articles of Association as set out in the Circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorised to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities, if necessary."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

14 May 2009

As at the date of this notice, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the AGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, at the close of trading in the afternoon of 29 May 2009 and 27 May 2009 respectively ("Eligible Shareholders") or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the AGM". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the AGM**

a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before 10 June 2009, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 29 May 2009.

d. The register of H Shares will be closed from 30 May 2009 to 30 June 2009 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. **Miscellaneous**

a. The AGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Southern Airlines Company Limited (the "Company") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Tuesday, 30 June 2009 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the circular of the Company dated 14 May 2009 (the "Circular"):

ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1. to consider and approve the Report of the Directors of the Company for the year 2008;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2008;

3. to consider and approve the audited consolidated financial statements of the Company for the year 2008;

4. to consider and approve any adjustment to be made to certain items contained in the financial statements of the Company for the year 2008 in accordance with the relevant rules and regulations;

5. to consider and approve the profit distribution proposal for the year 2008:

   As audited by KPMG Huazhen, under the PRC accounting standards, the Company recorded a loss of RMB4,790 million (unconsolidated data, which applies to other data hereinafter) during the year 2008, and the accumulated loss of the Company amounted to RMB5,837 million as at 31 December 2008. Under the provisions of the Company Law, the Company shall not make appropriations to its reserve fund and distribute any dividends for the year 2008.

6. to consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2009 and KPMG as the international auditors of the Company for the year 2009 and authorize the Board to determine their remuneration;

7. to consider and approve the appointment of Mr. Zhang Zi Fang as an executive Director of the Fifth Session of the Board of the Company with effect from the passing of this resolution on the date of the AGM and authorise the Board to determine his remuneration;

8. to consider and approve the resignation of Mr. Yang Guang Hua as a supervisor of the Fifth Session of the Supervisory Committee of the Company because of his personal job arrangement;

9. to consider and approve the appointment of Mr. Li Jia Shi as a supervisor of the Fifth Session of the Supervisory Committee of the Company with effect from the passing of this resolution on the date of the AGM and authorise the Supervisory Committee to determine his remuneration;

10. to consider and approve the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" and "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited" as set out in the Circular;

11. to consider and approve the 2009 annual cap of the continuing connected transactions (has the meaning ascribed thereto under the SSE Listing Rules) entered into between the Company and CSAHC and its controlled entities as set out below:

No.	Parties	Connected relations	Type of connected transactions	Connected transactions	Pricing basis	Cap of 2009 (RMB ten thousands)	Amount of connected transactions in 2008 (RMB ten thousands)	Remarks
1	CSAHC	Parent company	Other outflow	Rental of lands and buildings	Agreed by reference to market price	3,714.87	2,982.80	Original office building, parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.
				Rental of lands and buildings	Agreed by reference to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.
2	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiary of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	4,986.70	
3	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiary of the parent company	Acquiring agency service	Air ticket sales and cargo agency, etc.	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	13,440.40 (agency sales revenue)	Note: the actual amount of agency fee paid in 2008 was RMB4,032,000
4	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiary of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	3,084.10	
	Total				/	49,445.05	31,523.18	

12. to consider and approve the airline service agreement entered into between the Company and TravelSky Technology Limited.

    On 7 May 2009, the Company entered into a service agreement with TravelSky Technology Limited ("TravelSky") pursuant to which TravelSky agreed to provide to the Company with aviation information technology service and technical support and its related business services, including: (i) flight control system services; (ii) electronic travel distribution system services; (iii) airport passenger processing system services; and (iv) civil aviation and commercial data network services for the period commencing from 1 January 2009 to 31 December 2009. The service fee is determined with reference to the prescribed prices of Civil Aviation Administration of China, depending on the types of system through which the transactions are processed. The 2009 service fees payable by the Company to TravelSky is expected to be not more than RMB400 million.

SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

13. "**THAT** (a) the proposed establishment of a cash dividend policy of the Company pursuant to the "Decisions Concerning Certain Amendments in Regulations for Distribution of the Cash Dividend Made by Listed Companies" (CSRC Decree No. 【2008】 57) and the proposed amendment to the Articles of Association as set out in the Circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorised to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities, if necessary."

14. "**THAT** (a) the proposed expansion of the scope of business of the Company by including "insurance agency services" and the consequential amendment to the Articles of Association as set out in the Circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorised to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities, if necessary."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

14 May 2009

As at the date of this notice, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the AGM**

    a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, at the close of trading in the afternoon of 29 May 2009 and 27 May 2009 respectively ("Eligible Shareholders") or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the AGM". Holders of A shares of the Company shall receive a notice separately.

    b. The directors, supervisors and senior management of the Company.

    c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the AGM**

    a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before 10 June 2009, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

    b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

    c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 29 May 2009.

    d. The register of H Shares will be closed from 30 May 2009 to 30 June 2009 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

    a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

    b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

    c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Miscellaneous

a. The AGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Annual General Meeting

I/We[2], ______________________________ holder of share account number ______________________________,
residing at ____,
being the registered holder of[3] ______________________________ ordinary shares of the Company, HEREBY APPOINT[4] ______________________________, residing at ______________________________

____,
as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on 30 June 2009 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Ordinary Resolutions	For[5]	Against[5]	Abstain[5]
1.	To consider and approve the Report of the Directors of the Company for the year 2008.			
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2008.			
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2008.			
4.	To consider and approve any adjustment to be made to certain items contained in the financial statements of the Company for the year 2008 in accordance with the relevant rules and regulations.			
5.	To consider and approve the profit distribution proposal for the year 2008.			
6.	To consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2009 and KPMG as the international auditors of the Company of the year 2009 and authorize the Board to determine their remuneration.			
7.	To consider and approve the appointment of Mr. Zhang Zi Fang as an executive Director of the Fifth Session of the Board of the Company and authorize the Board to determine his remuneration.			
8.	To consider and approve the resignation of Mr. Yang Guang Hua as a supervisor of the Fifth Session of the Supervisory Committee of the Company because of his personal job arrangement.			
9.	To consider and approve the appointment of Mr. Li Jia Shi as a supervisor of the Fifth Session of the Supervisory Committee of the Company and authorize the Supervisory Committee to determine his remuneration.			
10.	To consider and approve the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" and "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited".			
11.	To consider and approve the 2009 annual cap of the continuing connected transactions entered into between the Company and CSAHC and its controlled entities.			
12.	To consider and approve the airline service agreement entered into between the Company and TravelSky Technology Limited.			
	Special Resolutions	**For[5]**	**Against[5]**	**Abstain[5]**
13.	To consider and approve the proposed formulation of a cash dividend policy of the Company and the consequential amendment to the Articles of Association.			
14.	To consider and approve the proposed expansion of the scope of business by including "insurance agency services" and the consequential amendment to the Articles of Association.			

Signature[7]: ______________________________ Date: ______________________________ 2009

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3. Please insert the number of all the Shares in the Company registered in your name(s).
4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.
5. If you wish to vote for any of the resolutions, please insert a "✓" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "✓" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.
8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.
10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the AGM of the Company to be held on Tuesday, 30 June 2009.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5] : ____________________ Date: ____________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.